UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34753 / November 16, 2022

_____

In the Matter of   :
                                                                                              :
Goldman Sachs BDC, Inc.   :
Goldman Sachs Private Middle Market Credit LLC   :
Goldman Sachs Private Middle Market Credit II LLC   :
Goldman Sachs Middle Market Lending Corp. II   :
BDC Blocker I, LLC   :
GSBD Blocker II, LLC   :
GSBD Blocker III LLC   :
GSBD Blocker IV LLC   :
GSBD Wine I, LLC   :
GSBD Blocker V, LLC   :
MMLC Blocker I, LLC   :
MMLC Blocker II, LLC   :
MMLC Blocker III, LLC   :
MMLC Wine I, LLC   :
Goldman Sachs Private Middle Market Credit SPV LLC   :
PMMC Blocker I, LLC   :
PMMC Blocker II, LLC   :
PMMC Wine I, LLC   :
Goldman Sachs Private Middle Market Credit II SPV LLC   :
PMMC II Blocker III LLC   :
PMMC II Blocker IV LLC   :
PMMC II Blocker V LLC   :
PMMC II Blocker VI, LLC   :
MMLC II Blocker I, LLC   :
Goldman Sachs Asset Management, L.P.   :
Senior Credit Fund (UCR) LLC   :
Senior Credit (UWF) LLC   :
Insurance Private Credit I LLC   :
Insurance Private Credit II LLC   :
Senior Credit Fund (Series G) LP   :
Senior Credit Fund (Series G) Foreign Income Blocker LLC   :
Broad Street Loan Partners IV Offshore – Unlevered B, SLP   :
Broad Street Senior Credit Partners II, L.P.   :
West Street Senior Credit Partners III, L.P.   :
West Street Generali Partners, SLP   :
West Street PKA Partners, SLP   :

West Street EP, L.P. :
West Street GCPD Partners, L.P. :
West Street Mezzanine Partners VIII, L.P. :
West Street Mezzanine Partners VIII Offshore, L.P. :
West Street Mezzanine Partners VIII Offshore Feeder, L.L.C. :
West Street Mezzanine Partners VIII Unlevered, SLP :
West Street Mezzanine Partners VIII Treaty, SLP :
West Street Mezzanine Partners VIII Europe, SLP :
Broad Street Credit Holdings LLC :
Goldman Sachs Specialty Lending Group, L.P. :
Goldman Sachs Bank USA :
Broad Street Principal Investments, L.L.C. :
Special Situations Investing Group II, LLC :
 :
200 West Street, 15th Floor :
New York, NY 10282 :
 :
(812-15237) :
_____ :

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 UNDER THE ACT

Goldman Sachs BDC, Inc., et al. filed an application on June 14, 2021, and amendments to the application on March 2, 2022 and March 15, 2022, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. The order would permit certain business development companies and registered closed-end management investment companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On March 15, 2022, a notice of the filing of the application was issued (Investment Company Act Release No. 34533). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the requested relief would be issued unless a hearing was ordered. The Commission has not ordered a hearing.[1]

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[1] During the notice period, the Commission's Office of the Secretary received fifteen e-mail submissions expressing opposition to the relief requested in the application. Eleven of the submissions requested a hearing on the application. None of the submissions identified the nature of the writer's interest. In addition, none of the submissions raises issues that would undermine the exemptive relief requested in the application such that granting the exemption as requested would result in participation by the Regulated Funds in the proposed co-investment transactions on a basis that would be inconsistent with the provisions, policies and purposes of the Act, or that would be on a basis different from or less advantageous than that of other participants.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Goldman Sachs BDC, Inc., et al. (File No. 812-15237) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.